REGENCY ENERGY PARTNERS LP

2001 Bryan Street, Suite 3700

Dallas, Texas 75201

April 16, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Anne Nguyen Parker, Branch Chief
Division of Corporation Finance

Re:	Regency Energy Partners LP
Registration Statement on Form S-3
Filed March 25, 2014
File No. 333-194801

Ladies and Gentlemen:

Set forth below are the responses of Regency Energy Partners LP, a Delaware limited partnership (“we”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated April 15, 2014 with respect to the above-referenced Registration Statement (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

Registration Statement on Form S-3

Incorporation by Reference, page 48

1.	We note that you have incorporated by reference the Form 8-K/A filed on March 14, 2014, and that the Form 8-K/A incorporates by reference historical financial statements of PVR Partners, L.P. from PVR Partners’ Form 10-K for fiscal year ended December 31, 2013, filed February 28, 2014. Please revise your disclosure to clarify that you are incorporating by reference the historical financial statements of PVR Partners from PVR Partners’ Form 10-K. Refer to Rule 411(d) of the Securities Act.

Response: We acknowledge the Staff’s comment and have revised page 49 and the Exhibit List of Amendment No. 1 to indicate that the historical financial statements of PVR Partners, L.P. (“PVR”) are incorporated by reference from PVR’s Form 10-K for the fiscal year ended December 31, 2013, filed on February 28, 2014.

Please direct any questions or comments regarding the foregoing or with respect to the Registration Statement to William N. Finnegan IV of Latham & Watkins LLP at (713) 546-7410.

Very truly yours,

REGENCY ENERGY PARTNERS LP

By:	Regency GP LP, its general partner

By:	Regency GP LLC, its general partner

By:	/s/ Thomas E. Long
Name:	Thomas E. Long
Executive Vice President and Chief Financial Officer

cc:	William N. Finnegan IV, Latham & Watkins LLP
Sean T. Wheeler, Latham & Watkins LLP

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